Exhibit 99.2

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024

Following a strong first nine months in 2024, the product tanker market softened in the fourth quarter, impacted by crude sector cannibalization of the product tanker space and shorter voyages, though partly offset by high daily loadings.

While the market dynamics shifted in the fourth quarter, Hafnia demonstrated resilience in navigating the market, delivering a net profit of USD 79.6 million in Q4 2024. This brings our full-year net profit to USD 774.0 million, marking another year of strong performance.

Our adjacent fee-generating business segments continued to perform well, recording full-year revenue of USD 35.2 million, and our net asset value (NAV)[1] at year end stood at approximately USD 3.8 billion (USD 7.63 per share /~NOK 86.34).

The dislocation between our share price and NAV in late 2024 presented an opportunistic moment for share buybacks. Completed on January 24, 2025, we repurchased ~2.8% of the outstanding shares (14,382,255 shares) at approximately 70% of NAV, for an average of USD 5.33 per share and total consideration of USD 76.7 million. Capital utilized for buybacks in December has been deducted from the total payout before declaring Q4 dividends, ensuring combined shareholder returns align with our payout ratio policy.

At the end of Q4, our net Loan-to-Value (LTV) ratio was 23.2%, increasing from Q3 mainly due to a decline in the market value of our vessels. Given that, I am pleased to announce a payout ratio of 80% for the quarter, including USD 49.1 million utilized in share buybacks in December. As a result, we will distribute a total of USD 14.6 million or USD 0.0294 per share in dividends.

Including share buybacks, our full-year payout reached USD 640.8 million, representing a payout ratio of 82.8%.

While the fourth quarter saw rate pressures from increased crude tanker cannibalization, trade volumes and tonne-miles remain at elevated levels, supported by strong global demand. Tanker rates also strengthened with the seasonal winter market. Looking ahead to 2025, while near-term market dynamics are fluid, the fundamental drivers of our business remain solid. The evolving nature of sanctions, tariffs and developments in the Red Sea will continue to influence market dynamics. Importantly, long-term supply fundamentals on the tanker side remain firm, with the current orderbook of approximately 22% offset by an ageing global product tanker fleet and the increasing number of vessels subject to sanctions involving Russia, Iran and Venezuela. Furthermore, LR2s comprise over 50% of the new tonnage expected in the next few years, and historically, 70% of LR2 capacity has been absorbed into the dirty petroleum products trade.

As of February 13, 2025, 67% of the Q1 earning days are covered at an average of USD 23,989 per day, and 25% is covered at USD 24,062 per day for 2025.

Reflecting our fleet renewal strategy and commitment to a sustainable maritime future, we have in January welcomed Ecomar Gascogne, the first of four 49,800 dwt dual-fuel Methanol Chemical IMO-II MRs, ordered through our joint venture with Socatra of France. Two additional vessels are scheduled for delivery later this year, with the fourth in 2026 — all time-chartered to TotalEnergies for a multi-year period. These vessels, running on both conventional fuel and methanol, mark a key step in our decarbonization journey.

In addition, I am proud to announce our recent joint arrangement with Cargill to launch Seascale Energy. This aims to transform marine fuel procurement services by delivering customers worldwide with cost efficiencies, transparency and access to sustainable fuel innovations.

As we conclude 2024 and look forward to 2025, I wish to express my sincere gratitude to the Hafnia team, both onshore and at sea, as well as our valued partners for the excellent results we have achieved together. We will remain focused on making strategic investments in technology and innovation while leveraging our extensive fleet capabilities to drive sustainable growth and solidify our position as a global leader in the product and chemical tanker market.

Mikael Skov
CEO Hafnia

1 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Table of Contents

Safe Harbour Statement	4

Highlights – Q4 and Full year 2024	5

Key figures	8

Condensed consolidated interim statement of comprehensive income	9

Condensed consolidated balance sheet	10

Condensed consolidated interim statement of changes in equity	11

Condensed consolidated statement of cash flows	12

Cash and cash flows	13

Dividend policy	13

Coverage of earning days	14

Tanker segment results	15

Risk factors	16

Responsibility statements	16

Notes to the Condensed Consolidated Interim Financial Information

Note 1: General information	17

Note 2: Basis of preparation	17

Note 3: Material accounting policies	17

Note 4: Revenue	18

Note 5: Property, plant and equipment	19

Note 6: Shareholders’ equity	21

Note 7: Borrowings	22

Note 8: Commitments	24

Note 9: Share-based payment arrangements	25

Note 10: Financial information	26

Note 11: Significant related party transactions	28

Note 12: Joint ventures	29

Note 13: Segment information	32

Note 14: Subsequent events	34

Note 15: Fleet list	35

Note 16: Non-IFRS measures	37

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Safe Harbour Statement

Disclaimer regarding forward-looking statements in the
interim report

Matters discussed in this unaudited interim report (this “Report”) may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances.

We desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbour legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding Hafnia Limited (the "Company" or "Hafnia", together with its subsidiaries, the "Group")’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in Hafnia are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this Report. Hafnia cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

•	general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas;
•
general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it;

•	changes in expected trends in scrapping of vessels;
•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
•	competition within our industry, including changes in the supply of chemical and product tankers;
•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	our ability to comply with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•	changes in governmental regulations, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy or political events;
•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
•	our ability to procure or have access to financing and refinancing;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in commodity prices, foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	technological developments; and
•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Registration Statement on Form 20-F, filed with the U.S. Securities and Exchange Commission on 1 April 2024. Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Hafnia or to persons acting on Hafnia’s behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Highlights – Q4 and Full year 2024

Financial – Q4

In Q4 2024, Hafnia Group recorded a net profit of USD 79.6 million, equivalent to a profit per share of USD 0.16 per share[1] (Q4 2023: USD 176.4 million equivalent to a profit per share of USD 0.35 per share).

The commercially managed pool and bunker procurement business generated earnings of USD 6.9 million (Q4 2023: USD 8.8 million).

Time Charter Equivalent (TCE)[2] earnings were USD 233.6 million in Q4 2024 (Q4 2023: USD 329.8 million), resulting in an average TCE[2] of USD 22,692 per day.

Adjusted EBITDA[2] was USD 131.2 million in Q4 2024 (Q4 2023: USD 234.5 million).

As of 13 February 2025, 67% of the total earning days of the fleet were covered for Q1 2025 at USD 23,989 per day.

For Q4 2024, Hafnia will distribute a total of USD 14.6 million or USD 0.0294 per share in dividends, corresponding to a payout ratio of 18.4%. This, combined with USD 49.1 million utilized in share buybacks in Q4 2024, corresponds to a total payout ratio of 80.0%.

Financial – Full year

In YTD 2024, Hafnia Group recorded a net profit of USD 774.0 million equivalent to a profit per share of USD 1.52 per share[1] (YTD 2023: USD 793.3 million equivalent to a profit per share of USD 1.57 per share).

The commercially managed pool and bunker procurement business generated earnings of USD 35.2 million (YTD 2023: USD 37.6 million3).

Time Charter Equivalent (TCE)[2] earnings were USD 1,391.3 million in YTD 2024 (YTD 2023: USD 1,366.6 million), resulting in an average TCE[2] of USD 33,000 per day.

Adjusted EBITDA[2] was USD 992.3 million in YTD 2024 (YTD 2023: USD 1,012.9 million).

1 Based on weighted average number of shares as at 31 December 2024.
2 See Non-IFRS Measures in Note 16.
3 Excluding a one-off item amounting to USD 7.4 million in Q3 2023.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Highlights – Q4 and Full year 2024 CONTINUED

Market Review & Outlook

Throughout the first nine months of 2024, the product tanker market sustained an extended period of high earnings, driven by strong cargo volumes and tonne-miles, as vessels rerouted from the Suez Canal to the Cape of Good Hope. In the fourth quarter, tanker rates came under pressure due to the increased cannibalization from the crude sector. A key driver of the market, daily loadings of Clean Petroleum Products (CPP), dropped in the beginning of Q4, mainly due to refinery maintenance and market inefficiencies. However, since December 2024 and in the beginning of 2025, CPP loadings on Handy to LR2 tankers have increased significantly. This was largely driven by reduced crude tanker cannibalization and higher export volumes from the US Gulf.

Ton-days for product tankers have also recovered after the dip in early Q4, while earnings have improved less profoundly. This is mainly due to subdued market sentiment, limited cross-hemisphere trading and shorter voyage lengths. Laden voyage lengths dropped by approximately 12%, mainly as a result of increased refinery output from the US Gulf, which has largely replaced Middle East output for European demand.

Global oil demand remained robust and rose seasonally in the fourth quarter, driven by a winter uptick in the Northern Hemisphere. According to the International Energy Agency (IEA), global oil demand increased by 1.4 million barrels per day in the fourth quarter, as a result of a seasonal uptick, lower fuel prices and increased US petrochemical activities. For the full year 2024, global oil demand has increased by 0.87 million barrels per day from 2023, and a further increase of 1.10 million barrels per day is expected for 2025.

Recent OFAC sanctions announced in January 2025, targeting tankers carrying Russia, Iran and Venezuela oil, will have a significant impact on oil flows and tanker markets. China and India have announced they will exclude sanctioned tankers from imports, and we estimate this replacement barrels impact to be equivalent to 100 Suezmax vessels. We have noticed a decline in ton-miles in the sanctioned fleet since, and we expect this to decrease further in the coming months. This will increase the utilization and tonne-mile impact for existing crude tankers, which will result in a significant reduction in cannibalization in the clean market.

On the supply side, the product tanker orderbook-to-fleet ratio is approximately 22% as of February 2025. However, longer term fundamentals are still positive as a growing number of tankers over 20 years old are likely scrapping candidates. Many of these vessels, which operate with lower utilization and are frequently involved in “dark trades,” effectively reduce available fleet capacity. As a result, the overall supply balance is expected to remain manageable in the coming years.

Looking ahead, the product tanker market outlook is positive, supported by strong underlying demand and supply fundamentals. However, evolving geopolitical factors—including sanctions, tariffs, and disruptions in the Red Sea—will continue to influence trade flows and market dynamics.

Fleet

At the end of the quarter, Hafnia’s fleet consisted of 115 owned vessels1 and 10 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 33 LR1s (including three bareboat-chartered in and three time-chartered in), 58 MRs of which nine are IMO II (including two bareboat-chartered in and seven time-chartered in), and 24 Handy vessels of which 18 are IMO II (including seven bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 4,289 million, of which the LR2 vessels had a broker value of USD 609 million2, the LR1 fleet had a broker value of USD 1,187 million2, the MR fleet had a broker value of USD 1,721 million3 and the Handy vessels had a broker value of USD 772 million4. The unencumbered vessels had a broker value of USD 402 million. The chartered-in fleet had a right-of-use asset book value of USD 18.7 million with a corresponding lease liability of USD 20.4 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and two MRs owned through 50% ownership in the H&A Shipping Joint Venture
2 Including USD 336 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
3 Including USD 48 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture; and IMO II MR vessels
4 Including IMO II Handy vessels

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Highlights – Q4 and Full year 2024 CONTINUED

Hafnia will pay a quarterly dividend of USD 0.0294 per share. The record date will be March 7, 2025.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of March 6, 2025 and a payment date on, or about, March 18, 2025.

For shares registered in the Depository Trust Company, the ex-dividend date will be March 7, 2025 with a payment date on, or about, March 13, 2025.

Please see our separate announcement for additional details regarding the Company’s dividend.

The Interim Financial Information Q4 and Full Year 2024 has not been audited or reviewed by auditors.

Webcast and Conference call

Hafnia will host a conference call for investors and financial analysts at 9:30 pm SGT/2:30 pm CET/8:30 am EST on February 27, 2025.

The financial results presentations will be available via live video webcast via the following link:  Click here to join Hafnia's Investor Presentation on 27 February 2025.

Meeting ID: 350 442 161 405

Passcode: e7Vh3bj6

Download Teams | Join on the web

Dial in by phone: +45 32 72 66 19,,461559896# Denmark, All locations

Find a local number

Phone conference ID: 461 559 896#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page:
https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Hafnia

Mikael Skov, CEO Hafnia

+65 8533 8900

www.hafnia.com

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Key figures

USD million	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Full year 2024
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	521.8	563.1	497.9	352.8	1,935.6
Profit before tax	221.3	260.8	216.8	79.6	778.5
Profit for the period	219.6	259.2	215.6	79.6	774.0
Financial items	(18.9)	(9.9)	(6.3)	(12.7)	(47.8)
Share of profit from joint ventures	7.3	8.5	4.1	0.6	20.5
TCE income[1]	378.8	417.4	361.6	233.6	1,391.3
Adjusted EBITDA[1]	287.1	317.1	257.0	131.2	992.3
Balance Sheet
Total assets	3,897.0	3,922.7	3,828.9	3,735.0	3,735.0
Total liabilities	1,541.8	1,486.2	1,408.7	1,472.5	1,472.5
Total equity	2,355.2	2,436.5	2,420.2	2,262.5	2,262.5
Cash at bank and on hand[2]	128.9	166.7	197.1	195.3	195.3
Key financial figures
Return on Equity (RoE) (p.a.)[3]	38.3%	44.5%	37.1%	14.2%	34.5%
Return on Invested Capital (p.a.)[4]	27.6%	31.4%	26.7%	11.4%	25.0%
Equity ratio	60.4%	62.1%	63.2%	60.6%	60.6%
Net loan-to-value (LTV) ratio[5]	24.2%	21.3%	19.1%	23.2%	23.2%

For the 3 months ended 31 December 2024	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	27	56	24	113
Total operating days[9]	536	2,386	5,309	2,062	10,293
Total calendar days (excluding TC-in)	552	2,111	4,559	2,208	9,430
TCE (USD per operating day)[1]	25,772	21,266	22,274	24,620	22,692
Spot TCE (USD per operating day)[1]	25,508	21,378	20,984	24,401	22,085
TC-out TCE (USD per operating day)[1]	–	19,641	26,985	26,856	26,310
OPEX (USD per calendar day)[10]	7,719	7,971	8,187	8,270	8,131
G&A (USD per operating day)[11]					1,518

Vessels on balance sheet

As at 31 December 2024, total assets amounted to USD 3,735.0 million, of which USD 2,588.2 million represents the carrying value of the Group’s vessels including dry docking but excluding right-of-use assets, is as follows:

Balance Sheet USD million	LR2	LR1	MR6	Handy[7]	Total
Vessels (including dry-dock)	246.5	613.7	1,192.4	535.6	2,588.2

1 See Non-IFRS Measures in Note 16.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated (excluding joint venture vessels and debt) as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels).
6 Inclusive of nine IMO II MR vessels.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and two MRs owned through 50% ownership in the H&A Shipping Joint Venture.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Condensed consolidated interim statement of comprehensive income

	For the 3 months ended 31 December 2024 USD’000	For the 3 months ended 31 December 2023 USD’000	For the 12 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2023 USD’000
Revenue (Hafnia Vessels and TC Vessels)[1]	352,817	472,007	1,935,596	1,915,472
Revenue (External Vessels in Disponent-Owner Pools)[2]	180,044	231,432	933,051	756,234
Voyage expenses (Hafnia Vessels and TC Vessels)[1]	(119,257)	(142,200)	(544,317)	(548,865)
Voyage expenses (External Vessels in Disponent-Owner Pools)[2]	(83,995)	(80,482)	(332,802)	(279,749)
Pool distributions for External Vessels in Disponent-Owner Pools[2]	(96,049)	(150,950)	(600,249)	(476,485)
	233,560	329,807	1,391,279	1,366,607

Other operating income	6,892	8,832	35,195	44,984
Vessel operating expenses	(69,126)	(67,704)	(278,041)	(268,869)
Technical management expenses	(7,545)	(6,837)	(28,173)	(25,692)
Charter hire expenses	(11,845)	(9,371)	(48,496)	(34,571)
Other expenses	(20,767)	(20,195)	(79,446)	(69,571)
	131,169	234,532	992,318	1,012,888

Gain/(loss) on disposal of assets	12,999	(295)	28,520	56,087
Depreciation charge of property, plant and equipment	(52,404)	(53,386)	(214,308)	(209,727)
Amortisation charge of intangible assets	(108)	(324)	(803)	(1,300)
Operating profit	91,656	180,527	805,727	857,948

Interest income	4,578	3,143	16,317	17,629
Interest expense	(13,645)	(3,600)	(52,375)	(77,385)
Capitalised financing fees written off	–	(5,894)	(2,069)	(5,894)
Other finance expense	(3,619)	(733)	(9,662)	(11,845)
Finance expense – net	(12,686)	(7,084)	(47,789)	(77,495)

Share of profit of equity-accounted investees, net of tax	601	4,875	20,515	19,073
Profit before income tax	79,571	178,318	778,453	799,526

Income tax benefit/(expense)	61	(1,883)	(4,418)	(6,251)
Profit for the financial period	79,632	176,435	774,035	793,275

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss:
Foreign operations – foreign currency translation differences	(191)	(36)	(135)	(92)
Fair value gains/(losses) on cash flow hedges	10,197	(14,220)	14,522	13,378
Reclassification to profit or loss	(5,712)	(17,082)	(33,129)	(42,524)
	4,294	(31,338)	(18,742)	(29,238)

Items that will not be subsequently reclassified to profit or loss:
Equity investments at FVOCI – net change in fair value	(74)	9,720	1,186	9,720
Total other comprehensive income/(loss)	4,220	(21,618)	(17,556)	(19,518)

Total comprehensive income for the period, net of tax	83,852	154,817	756,479	773,757

Earnings per share attributable to the equity holders of the Company
Basic number of shares	510,097,559	505,143,719	510,097,559	505,143,719
Basic earnings per share (USD per share)	0.16	0.35	1.52	1.57
Diluted number of shares	515,108,516	508,687,936	515,108,516	508,687,936
Diluted earnings per share (USD per share)	0.15	0.34	1.50	1.56

1 “TC Vessels” are vessels that have been time chartered-in to the Group (including ROU assets).
2 “External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Condensed consolidated balance sheet

	As at 31 December 2024 USD’000	As at 31 December 2023 USD’000
Vessels	2,521,223	2,673,938
Dry docking and scrubbers	66,945	68,159
Right-of-use assets – Vessels	18,661	34,561
Other property, plant and equipment	733	964
Total property, plant and equipment	2,607,562	2,777,622

Intangible assets	510	1,290
Total intangible assets	510	1,290

Other investments	23,069	23,953
Derivative financial instruments	12,024	35,023
Deferred tax assets	–	36
Restricted cash[1]	13,542	13,381
Loans receivable from joint ventures	64,133	69,626
Joint ventures	81,371	60,172
Total other non-current assets	194,139	202,191

Total non-current assets	2,802,211	2,981,103

Intangible assets	5,919	–
Total intangible assets	5,919	–

Inventories	94,155	107,704
Trade and other receivables	536,545	589,710
Derivative financial instruments	12,601	12,902
Cash at bank and on hand	195,271	141,621
Cash retained in the commercial pools[2]	88,297	80,900
Total other current assets	926,869	932,837

Total current assets	932,788	932,837

Total assets	3,734,999	3,913,940

Share capital[3]	1,630,167	5,069
Share premium[3]	-	1,044,849
Contributed surplus[3]	-	537,112
Other reserves	(19,399)	27,620
Treasury shares	(53,439)	(17,951)
Retained earnings	705,177	631,025
Total shareholders’ equity	2,262,506	2,227,724

Borrowings	785,954	1,025,023
Total non-current liabilities	785,954	1,025,023

Borrowings[4]	336,295	267,328
Derivative financial instruments	1,939	276
Current income tax liabilities	2,757	8,111
Trade and other payables	345,548	385,478
Total current liabilities	686,539	661,193

Total liabilities	1,472,493	1,686,216

Total shareholders’ equity and liabilities	3,734,999	3,913,940

1 Restricted cash includes cash placed in debt service reserve and FFA collateral accounts.
2 The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management company and can only be used for the operation of vessels within the commercial pools.
3 Due to the re-domiciliation of Hafnia Limited from Bermuda to Singapore on 1 October 2024.
4 The borrowings include USD 99.0 million in bank borrowings relating to pool financing arrangements, of which approximately USD 43.5 million is attributable to working capital advanced to external pool participants and has been adjusted in the Net LTV computation.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024

Condensed consolidated interim statement of changes in equity

	Share capital USD’000	Share premium USD’000	Contributed surplus USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserve USD’000	Share-based payment reserve USD’000	Fair value reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2024	5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	–	–	2,960	–	–	2,960
Share options exercised	–	–	–	–	–	33,358	(29,593)	(2,830)	–	–	935
Purchase of treasury shares and issuance of shares	57	43,080	–	–	–	(68,846)	–	–	–	–	(25,709)
Dividends paid	–	–	–	–	–	–	–	–	–	(699,883)	(699,883)
Effect of re-domiciliation	1,625,041	(1,087,929)	(537,112)	–	–	–	–	–	–	-	-
Total comprehensive income
Profit for the financial period	–	–	–	–	–	–	–	–	–	774,035	774,035
Other comprehensive (loss)/income	–	–	–	(135)	(18,607)	–	–	–	1,186	–	(17,556)
Balance at 31 December 2024	1,630,167	–	–	(198)	20,705	(53,439)	(54,730)	3,918	10,906	705,177	2,262,506

Balance at 1 January 2023	5,035	1,023,996	537,112	29	68,458	(12,675)	(710)	5,873	–	381,886	2,009,004
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	–	–	2,822	–	–	2,822
Share options exercised	–	–	–	–	–	39,063	(24,427)	(4,907)	–	–	9,729
Purchase of treasury shares and issuance of shares	34	20,853	–	–	–	(44,339)	–	–	–	–	(23,452)
Dividends paid	–	–	–	–	–	–	–	–	–	(544,136)	(544,136)
Total comprehensive income
Profit for the financial period	–	–	–	–	–	–	–	–	–	793,275	793,275
Other comprehensive (loss)/income	–	–	–	(92)	(29,146)	–	–	–	9,720	–	(19,518)
Balance at 31 December 2023	5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Condensed consolidated statement of cash flows
	For the 3 months ended 31 December 2024 USD’000	For the 3 months ended 31 December 2023 USD’000	For the 12 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2023 USD’000
Cash flows from operating activities
Profit for the financial period	79,632	176,435	774,035	793,275
Adjustments for:
- income tax expense	(61)	1,883	4,418	6,251
- depreciation and amortisation charges	52,512	53,710	215,111	211,027
- (gain)/loss on disposal of assets	(12,999)	295	(28,520)	(56,087)
- interest income	(4,578)	(3,143)	(16,317)	(17,629)
- finance expense	17,264	10,227	64,106	95,124
- share of profit of equity-accounted investees, net of tax	(601)	(4,875)	(20,515)	(19,073)
- equity-settled share-based payment transactions	521	680	2,960	2,822
Operating cash flow before working capital changes	131,690	235,212	995,278	1,015,710
Changes in working capital:
- intangible assets	1,934	–	(5,919)	–
- inventories	4,228	(262)	13,549	(17,773)
- trade and other receivables	32,351	(104,122)	53,415	(139,166)
- trade and other payables	26,064	57,172	(16,445)	205,663
Cash generated from operations	196,267	188,000	1,039,878	1,064,434
Income tax refunded/(paid)	871	(208)	(9,514)	(3,628)
Net cash provided by operating activities	197,138	187,792	1,030,364	1,060,806

Cash flows from investing activities
Interest income received	3,752	2,085	12,459	13,583
Loan to joint ventures	(1,291)	–	(13,207)	(15,488)
Acquisition of other investments	(200)	1	(861)	(10,408)
Equity investment in joint venture	–	(2,183)	(2,217)	(2,240)
Return of investment in joint venture	–	–	1,360	–
Purchase of intangible assets	(1)	–	(23)	–
Proceeds from disposal of property, plant and equipment	28,541	(328)	57,098	142,793
Proceeds from disposal of other investments	–	–	2,343	–
Repayment of loan by joint venture company	–	–	22,540	23,975
Dividend received from joint venture	–	–	–	500
Purchase of property, plant and equipment	(13,227)	(46,070)	(49,600)	(184,392)
Net cash provided by/(used in) investing activities	17,574	(46,495)	29,892	(31,677)

Cash flows from financing activities
Proceeds from borrowings from external financial institutions	80,000	–	110,000	247,030
Repayment of borrowings to external financial institutions	(29,669)	(15,725)	(109,136)	(309,064)
Repayment of borrowings to non-related parties	–	–	–	(5,429)
Repayment of lease liabilities	(21,654)	21,549	(201,191)	(390,153)
Payment of financing fees	–	–	(1,085)	(3,997)
Interest paid to external financial institutions	(4,277)	(16,597)	(41,683)	(73,634)
Interest paid to a third party	–	(1)	–	(5,707)
Proceeds from exercise of employee share options	409	353	935	9,286
Dividends paid	(193,364)	(102,874)	(699,883)	(544,136)
Repurchase of treasury shares	(49,161)	–	(49,161)	–
Other finance expense paid	(1,803)	(1,521)	(8,005)	(11,129)
Net cash used in financing activities	(219,519)	(114,816)	(999,209)	(1,086,933)

Net (decrease)/increase in cash and cash equivalents	(4,807)	26,481	61,047	(57,804)
Cash and cash equivalents at beginning of the financial period	288,375	196,040	222,521	280,325
Cash and cash equivalents at end of the financial period	283,568	222,521	283,568	222,521

Cash and cash equivalents at the end of the financial period consists of:
Cash at bank and on hand	195,271	141,621	195,271	141,621
Cash retained in the commercial pools	88,297	80,900	88,297	80,900
	283,568	222,521	283,568	222,521

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Cash and cash flows

Cash at bank and on hand1 amounted to USD 195.3 million as at 31 December 2024 (31 December 2023: USD 141.6 million).

Operating activities generated a net cash inflow of USD 197.1 million in Q4 2024 (Q4 2023: net cash inflow of USD 187.8 million).

Cash flows from operating activities were principally utilised for vessel drydocking costs, repayments of borrowings and interest, payment of dividends to shareholders and share buybacks.

Investing activities resulted in a net cash inflow of USD 17.6 million in Q4 2024 (Q4 2023: net cash outflow of USD 46.5 million).

Financing activities resulted in a net cash outflow of USD 219.5 million in Q4 2024 (Q4 2023: net cash outflow of USD 114.8 million).

Dividend policy

Hafnia will target a quarterly payout ratio of net profit, adjusted for extraordinary items, of:

•	50% payout of net profit if net loan-to-value is above 40%,

•	60% payout of net profit if net loan-to-value is above 30% but equal to or below 40%,

•	80% payout of net profit if net loan-to-value is above 20% but equal to or below 30%, and

•	90% payout of net profit if net loan-to-value is equal to or below 20%.

Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels).

The final amount of dividend is to be decided by the Board of Directors. In addition to cash dividends, the Company may buy back shares as part of its total distribution to shareholders.

In deciding whether to declare a dividend and determining the dividend amount, the Board of Directors will take into account the Group’s capital requirements, including capital expenditure commitments, financial condition, general business conditions, legal restrictions, and any restrictions under borrowing arrangements or other contractual arrangements in place at the time.

Dividend for Q4

The board has set the quarterly payout ratio at 80% for Q4 2024, which includes amounts utilized in share buybacks during the quarter. After deducting USD 49.1 million utilized for share buybacks in Q4 2024, the declared dividend amounts to USD 14.6 million, representing a dividend payout ratio of 18.4%. For further details, please refer to our stock exchange announcement on December 2, 2024, regarding the launch of the share buyback program.

1 Excluding cash retained in the commercial pools.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Coverage of earning days

As of 13 February 2025, 67% of the projected total operating days in Q1 2025 were covered at USD 23,989 per day. The tables below show the figures for Q1 2025, the full year figures for 2025 and the full year figures for 2026.

Hafnia Fleet1

Fleet overview	Q1 2025	2025	2026
Hafnia vessels (average during the period)
LR2	6.0	6.0	6.0
LR1	26.6	26.1	25.1
MR2	57.2	55.7	55.0
Handy[3]	24.0	24.0	24.0
Total	113.8	111.8	110.1

Covered, %
LR2	61%	15%	-
LR1	64%	16%	-
MR2	67%	30%	6%
Handy[3]	73%	26%	8%
Total	67%	25%	5%

Covered rates[4], USD per day
LR2	31,578	31,578	-
LR1	24,093	24,093	-
MR2	23,984	24,161	23,209
Handy[3]	22,328	22,688	24,934
Total	23,989	24,062	23,855

The coverage figures include FFA positions which are mainly covering a triangulation route from Northwest Europe to the US Atlantic Coast (TC2), followed by a haul from the US Gulf back to the European Continent (TC14) for the MR fleet.

For the week beginning February 17, 2025, Hafnia’s pool earnings4 averaged:
•	USD 20,043 per day for the LR2 vessels,
•	USD 35,285 per day for the LR1[5] vessels,
•	USD 22,148 per day for the MR2 vessels,
•	USD 16,403 per day for the Handy[3] vessels.

Joint Ventures fleet6

Fleet overview	Q1 2025	2025	2026
Joint ventures vessels (average during the period)
LR2	4.0	4.0	4.0
LR1	6.0	6.0	6.0
MR	2.8	4.0	5.7
Total	12.9	14.0	15.7

1 Excludes joint ventures vessels.
2 Inclusive of nine IMO II vessels.
3 Inclusive of 18 IMO II vessels.
4 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments.
5 Excluding vessels trading in our Panamax pool.
6 The figures are presented on a 100% basis. The joint ventures vessels are owned through Hafnia’s 50% participation in the Vista Shipping, H&A Shipping and Ecomar joint ventures.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Coverage of earning days CONTINUED

Fleet overview	Q1 2025	2025	2026
Covered, %
LR2	100%	100%	100%
LR1	61%	15%	-
MR	100%	100%	93%
Total	82%	63%	59%

Covered rates[1], USD per day
LR2	25,875	25,875	25,875
LR1	25,742	25,742	-
MR	18,274	20,031	21,836
Total	23,761	23,242	23,579

Tanker segment results

LR2	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Operating days (owned)	483	544	506	536
Operating days (TC-in)	–	–	–	–
TCE (USD per operating day)[2]	52,813	60,116	42,829	25,772
Spot TCE (USD per operating day)[2]	51,668	60,116	42,829	25,508
TC-out TCE (USD per operating day)[2]	–	–	–	–
Calendar days (excluding TC-in)	546	546	552	552
OPEX (USD per calendar day)	8,550	7,626	8,112	7,719

LR1	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Operating days (owned)	2,196	2,183	2,097	2,075
Operating days (TC-in)	350	331	367	311
TCE (USD per operating day)[2]	46,749	46,986	37,564	21,266
Spot TCE (USD per operating day)[2]	46,454	46,986	37,689	21,378
TC-out TCE (USD per operating day)[2]	–	–	27,401	19,641
Calendar days (excluding TC-in)	2,275	2,275	2,163	2,111
OPEX (USD per calendar day)	8,178	8,048	8,353	7,971

MR3	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Operating days (owned)	4,355	4,484	4,550	4,476
Operating days (TC-in)	888	910	1,053	833
TCE (USD per operating day)[2]	32,888	35,913	31,928	22,274
Spot TCE (USD per operating day)[2]	34,237	38,077	32,896	20,984
TC-out TCE (USD per operating day)[2]	26,211	25,674	27,524	26,985
Calendar days (excluding TC-in)	4,550	4,550	4,600	4,559
OPEX (USD per calendar day)	7,812	8,050	8,044	8,187

Handy[4]	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Operating days (owned)	2,184	2,183	2,203	2,062
Operating days (TC-in)	–	–	–	–
TCE (USD per operating day)[2]	28,305	33,358	31,047	24,620
Spot TCE (USD per operating day)[2]	28,475	34,474	31,722	24,401
TC-out TCE (USD per operating day)[2]	26,428	25,447	25,307	26,856
Calendar days (excluding TC-in)	2,184	2,184	2,208	2,208
OPEX (USD per calendar day)	7,569	8,045	8,142	8,270

1 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments
2 TCE represents gross TCE income after adding back pool commissions; See Non-IFRS Measures in Note 16.
3 Inclusive of IMO II MR vessels.
4 Inclusive of IMO II Handy vessels.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Risk factors

The Group’s results are largely dependent on the worldwide market for transportation of refined oil products. Market conditions for shipping activities are typically volatile and, as a consequence, the results may vary considerably from year to year. The market in broad terms is dependent upon two factors: the supply of vessels and the demand for oil products. The supply of vessels depends on the number of newbuilds entering the market, the demolition of older tonnage and legislation that limits the use of older vessels or sets new standards for vessels used in specific trades. The demand side depends mainly on developments in global economic activity.

The Group is also exposed to risk in respect of increases in operating costs, such as fuel oil costs. Fuel oil prices are affected by the global political and economic environment. For voyage contracts, the current fuel costs are priced into the contracts. Other risks that Management takes into account are interest rate risk, credit risk, liquidity risk and capital risk. These risks, along with mitigation strategies, are further described in section 2.3 of the Annual Report 2023 and note 26 of the consolidated financial statements of the Group for the financial year ended 2023 and are principal risks for the financial year 2024.

Responsibility statements

We confirm, to the best of our knowledge, that the condensed set of consolidated interim financial information (‘Interim Financial Information’) for the period from 1 January to 31 December 2024 has been prepared in accordance with IAS 34 – Interim Financial Reporting, and gives a true and fair view of the Group’s assets, liabilities, financial position and income statement as a whole. We also confirm, to the best of our knowledge, that the Interim Financial Information includes a fair review of important events that have occurred during the financial year ended 31 December 2024 and their impact on the Interim Financial Information, a description of the principal risks and uncertainties for the remaining three months of the financial year, and major related party transactions.

Andreas Sohmen-Pao
John Ridgway
Peter Read
Su Yin Anand
Erik Bartnes

27 February 2025

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Notes to the Condensed Consolidated Interim Financial Information

These notes form an integral part of and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial information.

Note 1: General information

Hafnia Limited (the “Company”) is listed on the Oslo and New York Stock Exchange. It was incorporated and domiciled in Bermuda, but was redomiciled to Singapore on 1 October 2024, with its registered office located at 10 Pasir Panjang Road, #18-01 Mapletree Business City, Singapore 117438.

The principal activity of the Company (together with its subsidiaries, the “Group”) relates to the provision of global maritime services in the product tankers market.

This Interim Financial Information was authorised for issue by the Board of Directors of the Company on 27 February 2025.

Note 2: Basis of preparation

Statement of compliance

The Interim Financial Information has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The Interim Financial Information should be read in conjunction with the annual audited financial statements for the financial year ended 31 December 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Interim Financial Information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS standards. However selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

Note 3: Material accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2023.

Amendments to published standards, effective in 2024 and subsequent years

The Group has applied the following amendments to IFRS for the first time for the annual period beginning on 1 January 2024:

-	Amendments to IAS 1 Presentation of Financial Statements:
a.	Non-current Liabilities with Covenants
b.	Classification of Liabilities as Current or Non-Current
-	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback
-	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures – Supplier Finance Arrangements

The preparation of the Interim Financial Information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing this Interim Financial Information, the judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that are applied to the consolidated financial statements for the year ended 31 December 2023.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 4: Revenue

	For the 3 months ended 31 December 2024 USD’000	For the 3 months ended 31 December 2023 USD’000	For the 12 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2023 USD’000
Hafnia Vessels and TC Vessels
Revenue from voyage charter[1]	313,917	436,455	1,803,091	1,781,036
Revenue from time charter	38,900	35,552	132,505	134,436
	352,817	472,007	1,935,596	1,915,472
External Vessels in Disponent-Owner Pools
Revenue from voyage charter	180,044	231,432	933,051	756,234
Total revenue	532,861	703,439	2,868,647	2,671,706

The Group’s revenue is generated from the following main business segments: LR2 Product Tankers, LR1 Product Tankers, MR Product Tankers (inclusive of IMO II vessels) and Handy Product Tankers (inclusive of IMO II vessels).

Disaggregation of revenue by business segments is presented in Note 13.

1 Revenue from voyage charters also includes revenue from vessels on short-term time charters (less than six months).

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 5: Property, plant and equipment

	Right-of-use Assets – Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
At 31 December 2024
Cost	222,993	3,510,379	156,844	1,578	3,891,794
Accumulated depreciation and impairment charge	(204,332)	(989,156)	(89,899)	(845)	(1,284,232)
Net book value	18,661	2,521,223	66,945	733	2,607,562

	Right-of-use Assets – Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
At 31 December 2023
Cost	199,582	3,573,265	143,375	1,495	3,917,717
Accumulated depreciation and impairment charge	(165,021)	(899,327)	(75,216)	(531)	(1,140,095)
Net book value	34,561	2,673,938	68,159	964	2,777,622

a.
The Group organises the commercial management of its fleet of vessels into ten (2023: nine) individual commercial pools: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small, Intermediate and City (“Specialized”) (2023: LR1, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small, Intermediate and City (“Specialized”)). Each individual commercial pool constitutes a separate cash-generating unit (“CGU”). For vessels outside commercial pools and deployed on a time-charter basis, each of these vessels constitutes a separate CGU. Any time-chartered in vessels which are recognised as right of use (“ROU”) assets by the Group and subsequently deployed in the commercial pools are included as part of the pool CGUs.

The Group evaluates whether there are indications that any vessel as at the reporting date is impaired. If any such indicators of impairment exist, the Group performs impairment testing in accordance with its accounting policy. The estimation of the recoverable amount of vessels is based on the higher of fair value less costs to sell and value in use. The fair value of vessels is determined by professional brokers while the value in use is based on future discounted cash flows that the CGU is expected to generate over its remaining useful life.

Based on this assessment, the Group concluded that there are no indicators of impairment for the 12 months ended 31 December 2024 (12 months ended 31 December 2023: USD Nil).

b.	The Group has mortgaged vessels with a total carrying amount of USD 2,332.6 million as at 31 December 2024 (31 December 2023: USD 2,491.8 million) as security over the Group’s borrowings.

c.	There were additions of USD 23.4 million to right-of-use assets – vessels for the 12 months ended 31 December 2024 (12 months ended 31 December 2023: USD 11.9 million).

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 5: Property, plant and equipment CONTINUED

d.
As at 31 December 2024, the Group has time chartered-in six MRs and two LR1s with purchase options; and one LR1 without purchase options. These chartered-in vessels are recognised as right-of-use assets.

The Group has firm charters in place up till 2026 for these vessels. The current and next average purchase option price are as follows:

USD’000	Current average purchase option price[1]	Next average purchase option price
LR1	41,333	40,833
MR	31,393	31,010

The time chartered-in days and average time charter rates for these vessels are as follows:

	2024	2025	2026
TC in (Days)[2]
LR1 (with purchase option)	732	425	–
LR1 (without purchase option)	366	37	–
MR (with purchase option)	2,196	1,591	132

Average TC in rate (USD/Day)
LR1 (with purchase option)	19,100	19,100	–
LR1 (without purchase option)	17,250	17,500	–
MR (with purchase option)	16,104	16,357	16,500

1 The purchase option price decreases by a fixed amount per year, or on a pro-rata basis based on individual contract terms. Prior notice period of three to four months are required before exercise of options. The value of the purchase options amount to USD 89 million as at the end of the current reporting period.
2 Based on firm charter period and does not include optional periods exercisable by Hafnia.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 6: Shareholders’ equity

a.	Issued and fully paid share capital

As at 31 December 2024, the Company has 512,563,532 outstanding shares, of which 9,639,056 are treasury shares. All issued common shares are fully paid with no par value. The newly issued shares rank pari passu with the existing shares.

	Numbers of shares	Share capital USD’000	Share premium USD’000	Total USD’000
At 1 January 2024	506,820,170	5,069	1,044,849	1,049,918
Issuance of shares	5,743,362	57	43,080	43,137
Effect of re-domiciliation	–	1,087,929	(1,087,929)	–
At 31 December 2024	512,563,532	1,093,055	–	1,093,055

At 1 January 2023	503,388,593	5,035	1,023,996	1,029,031
Issuance of shares	3,431,577	34	20,853	20,887
At 31 December 2023	506,820,170	5,069	1,044,849	1,049,918

On 2 January 2024, the Company settled borrowed shares from BW Group by way of issuing 3,431,577 new ordinary shares. Following the issuance of the new ordinary shares, there were 510,251,747 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

On 29 May 2024, the Company entered into another share lending agreement with BW Group whereby BW Group lent 2,311,785 shares of the Company. The borrowed shares would be redelivered by way of the Company issuing new shares to BW Group at a subscription price of USD 0.01 per share.

On 27 June 2024, the Company settled borrowed shares from BW Group by way of issuing 2,311,785 new ordinary shares. Following the issuance of the new ordinary shares, there are 512,563,532 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

On 28 February 2023, the Company entered into a share lending agreement with BW Group Limited (“BW Group”), whereby BW Group lent 3,431,577 shares of the Company. The borrowed shares were redelivered by way of the Company issuing new shares to BW Group at a subscription price of USD 0.01 per share. Following this transaction, the Company had 3,431,577 newly issued shares and 3,431,577 treasury shares.

On 1 March 2023, the Company settled these borrowed shares by way of issuing 3,431,577 new ordinary shares to BW Group. Following the issuance of the new ordinary shares, there were 506,820,170 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

On 20 December 2023, the Company entered into another share lending agreement with BW Group, whereby BW Group lent 3,431,577 shares of the Company. Following this transaction, the Company had 3,431,577 treasury shares. The borrowed shares would be redelivered by way of the Company issuing new shares to BW Group at a subscription price of USD 0.01 per share.

b.	Other reserves

(i)		As at 31 December 2024 USD’000	As at 31 December 2023 USD’000
	Composition:
	Share-based payment reserve	3,918	3,788
	Hedging reserve	20,705	39,312
	Capital reserve	(54,730)	(25,137)
	Translation reserve	(198)	(63)
	Fair value reserve	10,906	9,720
	Total	(19,399)	27,620

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 6: Shareholders’ equity CONTINUED

(ii)	Movements of the reserves are as follows:	For the 12 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2023 USD’000
	Hedging reserve
	At beginning of the financial period	39,312	68,458
	Fair value gains on cash flow hedges	14,522	13,378
	Reclassification to profit or loss	(33,129)	(42,524)
	At end of the financial period	20,705	39,312

Note 7: Borrowings

	As at 31 December 2024 USD’000	As at 31 December 2023 USD’000
Current
Bank borrowings	252,556	174,004
Sale and leaseback liabilities (accounted for as financing transaction)	64,506	57,305
Other lease liabilities	19,233	36,019
Total current borrowings	336,295	267,328

Non-current
Bank borrowings	322,820	398,507
Sale and leaseback liabilities (accounted for as financing transaction)	461,924	622,174
Other lease liabilities	1,210	4,342
Total non-current borrowings	785,954	1,025,023

Total borrowings	1,122,249	1,292,351

As at 31 December 2024, bank borrowings consist of ten credit facilities from external financial institutions, namely USD 473 million, USD 374 million, USD 216 million, USD 84 million (DSF), USD 84 million, USD 39 million, USD 40 million, USD 303 million, and two borrowing base facilities (31 December 2023: USD 473 million, USD 374 million, USD 216 million, USD 106 million, USD 84 million, USD 39 million, USD 40 million, USD 303 million and two borrowing base facilities respectively). These facilities are secured by the Group’s fleet of vessels. The table below summarises key information of the bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
USD 473 million facility	87.1
- USD 413 million term loan		2026
- USD 60 million revolving credit facility		2026
USD 374 million facility	–
- USD 100 million revolving credit facility		2028
USD 216 million facility	131.3	2026
USD 84 million facility (DSF)	79.7	2029
USD 84 million facility	49.9
- USD 68 million term loan		2026
- USD 16 million revolving credit facility		2026
USD 39 million facility	15.5
- USD 30 million term loan		2025
- USD 9 million revolving credit facility		2025
USD 40 million facility	35.9	2029
USD 303 million facility	78.6
- USD 303 million revolving credit facility		2029
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	40.5 58.5	2025

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 7: Borrowings CONTINUED

The table below summarises the repayment profile of the bank borrowings:

	For the financial year ended 31 December 2025	For the financial year ended 31 December 2026
Repayment profile USD’000
USD 473 million facility	28,992	58,106
USD 216 million facility	12,600	118,650
USD 84 million facility (DSF)	8,633	8,633
USD 84 million facility	6,240	43,615
USD 39 million facility	15,464	–
USD 40 million facility	2,874	2,874
USD 303 million facility	80,000	–
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	40,500 58,500	–

As at 31 December 2024, bank borrowings of joint ventures consist of eight credit facilities (31 December 2023: six credit facilities) from external financial institutions (excluded from LTV ratio under key figures). The table below summarises key information of the joint ventures’ bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
Vista Shipping joint venture
USD 51.8 million facility	29.8	2031
USD 111.0 million facility	75.4	2032
USD 89.6 million facility	81.0	2033
USD 88.5 million facility	83.6	2031

H&A Shipping joint venture
USD 22.1 million facility	16.9	2026
USD 23.5 million facility	19.1	2028

Ecomar joint venture
USD loan facility	12.9	2033
EUR NPV loan facility	–	2033

	For the financial year ended 31 December 2025	For the financial year ended 31 December 2026
Repayment profile USD’000
Vista Shipping joint venture
USD 51.8 million facility	3,453	3,453
USD 111.0 million facility	7,400	7,400
USD 89.6 million facility	5,271	5,271
USD 88.5 million facility	4,917	4,917

H&A Shipping joint venture
USD 22.1 million facility	1,473	15,838
USD 23.5 million facility	1,470	1,470

Ecomar joint venture
USD loan facility	1,171	4,339
EUR NPV loan facility	–	7,498

As at 31 December 2024, the sale and leaseback liabilities (accounted for as financing transaction) consist of various facilities provided by external leasing houses under sale-and-leaseback contracts. Under these contracts, the vessels were legally sold to external leasing houses and leased back by Hafnia. The maturity dates of the facilities range from 2029 to 2033.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 7: Borrowings CONTINUED

The carrying amounts relating to the 12 LR1 vessels was USD 324.8 million (31 December 2023: USD 354.2 million), 9 CTI vessels was USD 157.9 million (31 December 2023: USD 276.9 million), and other finance leases was USD 43.7 million (31 December 2023: USD 48.5 million).

Interest rates

The weighted average effective interest rates per annum of total borrowings, excluding the effect of interest rate swaps, at the balance sheet date are as follows:

	As at 31 December 2024	As at 31 December 2023
Bank borrowings	6.8%	6.7%
Sale and leaseback liabilities (accounted for as financing transaction)	6.9%	7.4%

Carrying amounts and fair values

The carrying values of the bank borrowings and sale and leaseback liabilities (accounted for as financing transaction) approximate their fair values as they are re-priceable at one-to-three-month intervals.

Note 8: Commitments

Operating lease commitments - where the Group is a lessor

The Group leases vessels to non-related parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets

The undiscounted lease payments1 under operating leases to be received after the reporting date are analysed as follows:

USD’000	As at 31 December 2024	As at 31 December 2023
Less than one year	110,715	87,459
One to two years	42,329	25,830
Two to five years	9,348	8,960
	162,392	122,249

Newbuild Commitments

The Group has equity interests in joint ventures and is obliged to provide its share of working capital for the joint ventures’ newbuild programme through either equity contributions or shareholder’s loans.

The future minimum capital contributions to be made at the reporting date but not yet recognised are as follows:

USD’000	As at 31 December 2024	As at 31 December 2023
Less than one year	52,917	28,394
One to two years	16,778	58,079
Two to five years	–	19,360
	69,695	105,833

1 Excluding variable lease payments.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 9: Share-based payment arrangements

The Company operates equity-settled, share-based long term incentive plans (“LTIP”) in which the entity receives services from employees as consideration for equity instruments (share options) in the Group; and grants restricted share units (“RSUs”) to employees in which the entity receives services from employees as consideration for equity instruments (share units) in the group.

On 16 April 2024, the Company awarded a total of 2,032,414 share options to key management and senior employees under the LTIP 2024 share option program. These share options will vest on 16 April 2027 at an exercise price of NOK 89.68. The vesting condition of the granted options is 3 years’ service from grant date.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 10: Financial information

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2024
Financial assets measured at fair value
Forward freight agreements	1,690	–	–	1,690	–	1,690	–	1,690
Interest rate swaps used for hedging	22,935	–	–	22,935	–	22,935	–	22,935
Other investments	–	–	23,069	23,069	–	–	23,069	23,069
	24,625	–	23,069	47,694

At 31 December 2024
Financial assets not measured at fair value
Loans receivable from joint ventures	–	64,133	–	64,133
Trade and other receivables[1]	–	520,387	–	520,387
Restricted cash	–	13,542	–	13,542
Cash at bank and on hand	–	195,271	–	195,271
Cash retained in the commercial pools	–	88,297	–	88,297
	–	881,630	–	881,630

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2024
Financial liabilities measured at fair value
Forward foreign exchange contracts	(1,048)	–	(1,048)	–	(1,048)	–	(1,048)
Forward freight agreements	(891)	–	(891)	–	(891)	–	(891)
	(1,939)	–	(1,939)

At 31 December 2024
Financial liabilities not measured at fair value
Bank borrowings	–	(575,376)	(575,376)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	–	(546,873)	(546,873)
Trade and other payables	–	(345,548)	(345,548)
	–	(1,467,797)	(1,467,797)

1 Excluding prepayments

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 10: Financial information CONTINUED

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2023
Financial assets measured at fair value
Forward foreign exchange contracts	449	–	–	449	–	449	–	449
Forward freight agreements	1,512	–	–	1,512	–	1,512	–	1,512
Interest rate swaps used for hedging	45,964	–	–	45,964	–	45,964	–	45,964
Other investments	–	–	23,953	23,953	–	–	23,953	23,953
	47,925	–	23,953	71,878

At 31 December 2023
Financial assets not measured at fair value
Loans receivable from joint ventures	–	69,626	–	69,626
Trade and other receivables[1]	–	568,436	–	568,436
Restricted cash	–	13,381	–	13,381
Cash at bank and on hand	–	141,621	–	141,621
Cash retained in the commercial pools	–	80,900	–	80,900
	–	873,964	–	873,964

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2023
Financial liabilities measured at fair value
Forward freight agreements	(276)	–	(276)	–	(276)	–	(276)
	(276)	–	(276)

At 31 December 2023
Financial liabilities not measured at fair value
Bank borrowings	–	(572,511)	(572,511)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	–	(719,840)	(719,840)
Trade and other payables	–	(385,478)	(385,478)
	–	(1,677,829)	(1,677,829)

The Group has no Level 1 financial assets or liabilities as at 31 December 2024 and 31 December 2023.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. These financial instruments are included in Level 2, as all significant inputs required to fair value an instrument are observable. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

1 Excluding prepayments

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 10: Financial information CONTINUED

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. The assessment of the fair value of investments in unquoted equity instruments is performed on a quarterly basis based on the latest available data that is reasonably available to the Group.

Level 3 fair values

The Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements were valued using market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees and information generated from arm’s-length market transactions involving identical or comparable assets or liabilities. The estimated fair value of the investments would either increase or decrease based on the latest available data that is reasonably available to the Group at each reporting date.

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements:

	31 December 2024 USD’000	31 December 2023 USD’000
Opening balance	23,953	3,825
Acquisition of equity investments at FVOCI	862	10,408
Equity investments at FVOCI – net change in fair value	1,186	9,720
Disposal of other investments	(2,932)	–
Closing balance	23,069	23,953

Note 11: Significant related party transactions

In addition to the related party information disclosed elsewhere in the Interim Financial Information, the following significant transactions took place between the Group and related parties during the financial period on commercial terms agreed by the parties:

	For the 3 months ended 31 December 2024 USD’000	For the 3 months ended 31 December 2023 USD’000	For the 12 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2023 USD’000
Purchase of services
Support service fees paid/payable to related corporations	1,558	1,146	6,313	6,122
Rental paid/payable to a related corporation	225	217	893	872

Rendering of services
Management fees received/receivable from related corporations	–	–	4	–

Transactions with joint venture
Management fees received/receivable from joint venture	263	210	1,045	638
Interest income receivable from joint venture	429	923	2,445	4,936

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 12: Joint ventures

	As at 31 December 2024 USD’000	As at 31 December 2023 USD’000
Interest in joint ventures	81,371	60,172

a.	Vista Shipping

•
Vista Shipping Pte. Ltd. and its subsidiaries (“Vista Shipping”) is a joint venture in which the Group has joint control and 50% ownership interest. Vista Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Vista Shipping as a joint venture.

•	During the financial year ended 31 December 2024, Hafnia took delivery of one LR2 vessel through its Vista Shipping joint venture.

•
The following table summarises the financial information of Vista Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Vista Shipping.

	As at 31 December 2024 USD’000	As at 31 December 2023 USD’000
Percentage ownership interest	50%	50%

Non-current assets	427,959	397,965
Current assets	63,657	54,092
Non-current liabilities	(317,722)	(336,598)
Current liabilities	(45,350)	(28,564)
Net assets (100%)	128,544	86,895

Group’s share of net assets (50%)	64,272	43,448

Revenue	112,907	91,191
Other income	2,623	1,963
Expenses	(73,951)	(56,914)
Profit and total comprehensive income (100%)	41,579	36,240

Profit and total comprehensive income (50%)	20,790	18,120
Prior year share of profit/(loss) not recognised	35	(170)
Group’s share of total comprehensive income (50%)	20,825	17,950

b.	H&A Shipping

•
In July 2021, the Group and Andromeda Shipholdings Ltd (“Andromeda Shipholdings”) entered into a joint venture, H&A Shipping Pte. Ltd. (“H&A Shipping”) in which the Group has joint control and 50% ownership interest. H&A Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in H&A Shipping Pte. Ltd. as a joint venture.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 12: Joint ventures CONTINUED

•
The following table summarises the financial information of H&A Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in H&A Shipping.

	As at 31 December 2024 USD’000	As at 31 December 2023 USD’000
Percentage ownership interest	50%	50%

Non-current assets	59,892	62,990
Current assets	5,388	5,308
Non-current liabilities	(46,093)	(52,038)
Current liabilities	(4,940)	(4,548)
Net assets (100%)	14,247	11,712

Group’s share of net assets (50%)	7,124	5,856
Shareholder’s loans	6,308	7,668
Alignment of accounting policies	1,153	1,006
Carrying amount of interest in joint venture	14,585	14,530

Revenue	11,459	11,438
Other income	1,866	1,458
Expenses	(10,791)	(10,857)
Profit and total comprehensive income (100%)	2,534	2,039

Profit and total comprehensive income (50%)	1,267	1,019
Alignment of accounting policies	147	147
Group’s share of total comprehensive income (50%)	1,414	1,166

c.	Ecomar

•
In June 2023, the Group and SOCATRA entered into a joint venture, Ecomar Shipholding S.A.S (“Ecomar”), in which the Group has joint control and 50% ownership interest. Ecomar is incorporated in France and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Ecomar as a joint venture. In accordance with the agreement under which Ecomar was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

•
The following table summarises the financial information of Ecomar as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Ecomar.

	As at 31 December 2024 USD’000	As at 31 December 2023 USD’000
Percentage ownership interest	50%	50%

Non-current assets	68,964	31,873
Current assets	4,928	–
Non-current liabilities	–	(31,849)
Current liabilities	(77,032)	–
Net (liabilities)/assets (100%)	(3,140)	24

Group’s share of net (liabilities)/assets (50%)	(1,570)	12
Unrecognised share of losses	1,633	–
Translation reserve	(63)	–
Carrying amount of interest in joint venture	–	12

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 12: Joint ventures CONTINUED

	As at 31 December 2024 USD’000	As at 31 December 2023 USD’000
Revenue	–	–
Other income	32	1
Expenses	(3,321)	(87)
Loss and total comprehensive loss (100%)	(3,289)	(86)

Loss and total comprehensive loss (50%)	(1,645)	(43)
Unrecognised share of losses	1,633	–
Group’s share of total comprehensive loss (50%)	(12)	(43)

d.	Complexio

•
In March 2023, the Group and Simbolo Holdings Limited entered into a share purchase agreement where the Group purchased 50% of Class A shares (with voting rights) in Quintessential AI Limited (“Q-AI”). As a result of the transaction, the Group has joint control (with Simbolo Holdings having the remainder of Class A shares) of Q-AI; with a 30.5% ownership interest. Q-AI is incorporated in London and operates in the software development industry. Accordingly, the Group has classified its interest in Q-AI as a joint venture.

•	The Company was renamed to Complexio Limited (“Complexio”) on 1 May 2024.

•
The following table summarises the financial information of Complexio as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Complexio.

As at 31 December 2024 USD’000
Percentage ownership interest	30.5%

Non-current assets	4,262
Current assets	4,635
Non-current liabilities	-
Current liabilities	(653)
Net assets (100%)	8,244

Group’s share of net assets (30.5%)	2,514

Revenue	647
Other income	85
Expenses	(8,288)
Loss and total comprehensive loss (100%)	(7,556)

Loss and total comprehensive loss (30.5%)	(2,304)
Gain on dilution	592
Group’s share of total comprehensive loss (30.5%)	(1,712)

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 13: Segment information

For the 3 months ended 31 December 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	22,983	75,023	176,933	77,870	352,809
Revenue (External Vessels in Disponent-Owner Pools)	10,931	53,186	100,067	15,860	180,044
Voyage expenses (Hafnia Vessels and TC Vessels)	(9,181)	(24,277)	(58,687)	(27,098)	(119,243)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(4,654)	(28,316)	(45,279)	(5,746)	(83,995)
Pool distributions for External Vessels in Disponent-Owner Pools	(6,277)	(24,870)	(54,788)	(10,114)	(96,049)
TCE Income[5]	13,802	50,746	118,246	50,772	233,566
Other operating income	709	1,202	2,060	228	4,199
Vessel operating expenses	(3,708)	(14,862)	(33,591)	(16,964)	(69,125)
Technical management expenses	(553)	(1,963)	(3,733)	(1,296)	(7,545)
Charter hire expenses	–	(2,204)	(9,641)	–	(11,845)

Adjusted EBITDA[5]	10,250	32,919	73,341	32,740	149,250
Depreciation charge	(3,306)	(14,499)	(26,089)	(8,427)	(52,321)
					96,929
Unallocated[6]					(17,358)
Profit before income tax					79,571

For the 12 months ended 31 December 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	125,387	522,837	915,186	372,130	1,935,540
Revenue (External Vessels in Disponent-Owner Pools)	86,168	318,499	438,245	90,139	933,051
Voyage expenses (Hafnia Vessels and TC Vessels)	(31,693)	(142,405)	(251,887)	(118,328)	(544,313)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(34,080)	(112,980)	(156,931)	(28,811)	(332,802)
Pool distributions for External Vessels in Disponent-Owner Pools	(52,088)	(205,519)	(281,314)	(61,328)	(600,249)
TCE Income[5]	93,694	380,432	663,299	253,802	1,391,227
Other operating income	2,374	6,824	11,001	3,533	23,732
Vessel operating expenses	(15,624)	(64,451)	(132,876)	(65,089)	(278,040)
Technical management expenses	(1,947)	(7,358)	(13,619)	(5,249)	(28,173)
Charter hire expenses	–	(8,974)	(39,522)	–	(48,496)

Adjusted EBITDA[5]	78,497	306,473	488,283	186,997	1,060,250
Depreciation charge	(13,837)	(58,881)	(107,936)	(33,339)	(213,993)
					846,257
Unallocated[6]					(67,804)
Profit before income tax					778,453

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measures in Note 16.
6 Including prior period adjustments for vessels that are not a part of the Group’s operating segments in the financial year ended 2024.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 13: Segment information CONTINUED

For the 3 months ended 31 December 2023	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Chemical – Stainless USD’000	Specialized USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	32,304	122,353	229,702	87,629	17	2	472,007
Revenue (External Vessels in Disponent-Owner Pools)	18,717	79,116	98,276	35,323	–	–	231,432
Voyage expenses (Hafnia Vessels and TC Vessels)	(10,916)	(38,271)	(61,572)	(31,441)	–	–	(142,200)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(5,527)	(27,031)	(37,494)	(10,430)	–	–	(80,482)
Pool distributions for External Vessels in Disponent-Owner Pools	(13,190)	(52,085)	(60,782)	(24,893)	–	–	(150,950)
TCE Income[5]	21,388	84,082	168,130	56,188	17	2	329,807
Other operating income	486	1,692	2,274	1,576	–	927	6,955
Vessel operating expenses	(3,397)	(15,581)	(33,750)	(14,879)	(97)	–	(67,704)
Technical management expenses	(459)	(1,900)	(3,175)	(1,303)	–	–	(6,837)
Charter hire expenses	–	(2,040)	(7,331)	–	(5)	5	(9,371)

Adjusted EBITDA[5]	18,018	66,253	126,148	41,582	(85)	934	252,850
Depreciation charge	(3,464)	(14,620)	(27,183)	(8,036)	–	–	(53,303)
							199,547
Unallocated							(21,229)
Profit before income tax							178,318

For the 12 months ended 31 December 2023	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Chemical – Stainless USD’000	Specialized USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	111,164	536,309	901,038	364,814	(226)	2,373	1,915,472
Revenue (External Vessels in Disponent-Owner Pools)	55,221	288,512	283,857	128,644	–	–	756,234
Voyage expenses (Hafnia Vessels and TC Vessels)	(30,339)	(151,725)	(246,919)	(118,772)	(36)	(1,074)	(548,865)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(19,416)	(108,241)	(106,141)	(45,951)	–	–	(279,749)
Pool distributions for External Vessels in Disponent-Owner Pools	(35,805)	(180,271)	(177,716)	(82,693)	–	–	(476,485)
TCE Income[5]	80,825	384,584	654,119	246,042	(262)	1,299	1,366,607
Other operating income	1,781	8,865	9,258	7,188	(705)	3,747	30,134
Vessel operating expenses	(15,267)	(66,884)	(125,393)	(61,211)	(109)	(5)	(268,869)
Technical management expenses	(1,656)	(7,109)	(11,711)	(5,216)	–	–	(25,692)
Charter hire expenses	–	(9,234)	(24,034)	(1)	–	(1,302)	(34,571)

Adjusted EBITDA[5]	65,684	310,221	502,239	186,802	(1,076)	3,739	1,067,609
Depreciation charge	(13,743)	(58,099)	(104,808)	(32,784)	–	–	(209,434)
							858,175
Unallocated							(58,649)
Profit before income tax							799,526

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measures in Note 16.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 14: Subsequent events

On 13 January 2025, the Group exercised the purchase option on an IMO - II MR vessel, Hafnia Tanzanite under the sale and lease-back arrangement with Fortune Chem6 Shipping Limited. This transaction was accounted for as an extinguishment of an existing sale and leaseback-liability (accounted for as financing transaction).

On 14 January 2025, the Group exercised the purchase option on an IMO - II MR vessel, Hafnia Tourmaline under the sale and lease-back arrangement with Fortune Chem5 Shipping Limited. This transaction was accounted for as an extinguishment of an existing sale and leaseback-liability (accounted for as financing transaction).

On 14 January 2025, the Group took delivery of an IMO II - MR vessel, Ecomar Gascogne, through its ECOMAR joint venture.

On 22 January 2025, the Group’s equity investment, Diginex, was listed on the NASDAQ. The Group has a 1.15% stake in Diginex; but is subject to a lock-up period of 12 months.

On 24 January 2024, the Group finalized the repurchase of shares under the share buyback program announced on 2 December 2024.

On 19 February 2025, the Group and Cargill entered into a joint arrangement, Seascale Energy.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 15: Fleet list

Vessel	DWT	Year Built	Type	Vessel	DWT	Year Built	Type
Hafnia Bering	39,067	Apr-15	Handy	Hafnia Galatea	115,000	Mar-19	LR2
Hafnia Magellan	39,067	May-15	Handy	Hafnia Larissa	115,000	Apr-19	LR2
Hafnia Malacca	39,067	Jul-15	Handy	Hafnia Neso	115,000	Jul-19	LR2
Hafnia Soya	38,700	Nov-15	Handy	Hafnia Thalassa	115,000	Sep-19	LR2
Hafnia Sunda	39,067	Sep-15	Handy	Hafnia Triton	115,000	Oct-19	LR2
Hafnia Torres	39,067	May-16	Handy	Hafnia Languedoc[1]	115,000	Mar-23	LR2
Hafnia Kallang	74,000	Jan-17	LR1	Hafnia Larvik[1]	109,999	Oct-23	LR2
Hafnia Nile	74,000	Aug-17	LR1	Hafnia Loire[1]	115,000	May-23	LR2
Hafnia Seine	76,580	May-08	LR1	Hafnia Lillesand[1]	109,999	Feb-24	LR2
Hafnia Shinano	74,998	Oct-08	LR1	Beagle[2]	44,995	Mar-19	MR
Hafnia Tagus	74,000	Mar-17	LR1	Boxer[2]	49,852	Jun-19	MR
Hafnia Yangtze	74,996	Jan-09	LR1	Basset[2]	49,875	Nov-19	MR
Hafnia Yarra	74,000	Jul-17	LR1	Bulldog[2]	49,856	Feb-20	MR
Hafnia Zambesi	74,982	Jan-10	LR1	Hafnia Bobcat	49,999	Aug-14	MR
Hafnia Africa	74,539	May-10	LR1	Hafnia Cheetah	49,999	Feb-14	MR
Hafnia Asia	74,539	Jun-10	LR1	Hafnia Cougar	49,999	Jan-14	MR
Hafnia Australia	74,539	May-10	LR1	Hafnia Eagle	49,999	Jul-15	MR
Hafnia Hong Kong[1]	75,000	Jan-19	LR1	Hafnia Egret	49,999	Nov-14	MR
Hafnia Shanghai[1]	75,000	Jan-19	LR1	BW Falcon	49,999	Feb-15	MR
Hafnia Guangzhou[1]	75,000	Jul-19	LR1	Hafnia Hawk	49,999	Jun-15	MR
Hafnia Beijing[1]	75,000	Oct-19	LR1	Hafnia Jaguar	49,999	Mar-14	MR
Sunda[2]	79,902	Jul-19	LR1	BW Kestrel	49,999	Aug-15	MR
Karimata[2]	79,885	Aug-19	LR1	Hafnia Leopard	49,999	Jan-14	MR
Hafnia Shenzhen[1]	75,000	Aug-20	LR1	Hafnia Lioness	49,999	Jan-14	MR
Hafnia Nanjing[1]	74,999	Jan-21	LR1	Hafnia Lynx	49,999	Nov-13	MR
Peace Victoria[2]	77,378	Oct-19	LR1	BW Merlin	49,999	Sep-15	MR
Hafnia Excelsior	74,665	Jan-16	LR1	Hafnia Myna	49,999	Oct-15	MR
Hafnia Executive	74,431	May-16	LR1	Hafnia Osprey	49,999	Oct-15	MR
Hafnia Prestige	74,997	Nov-16	LR1	Hafnia Panther	49,999	Jun-14	MR
Hafnia Providence	74,997	Aug-16	LR1	Hafnia Petrel	49,999	Jan-16	MR
Hafnia Pride	74,997	Jul-16	LR1	Hafnia Puma	49,999	Nov-13	MR
Hafnia Excellence	74,613	May-16	LR1	Hafnia Raven	49,999	Nov-15	MR
Hafnia Exceed	74,665	Feb-16	LR1	Hafnia Swift	49,999	Jan-16	MR
Hafnia Expedite	74,634	Jan-16	LR1	Hafnia Tiger	49,999	Mar-14	MR
Hafnia Express	74,663	May-16	LR1	BW Wren	49,999	Mar-16	MR
Hafnia Excel	74,547	Nov-15	LR1	Hafnia Andromeda	49,999	May-11	MR
Hafnia Precision	74,997	Oct-16	LR1	Hafnia Ane	49,999	Nov-15	MR
Hafnia Experience	74,670	Mar-16	LR1	Hafnia Crux	52,550	Feb-12	MR
Hafnia Pioneer	81,350	Jun-13	LR1	Hafnia Daisy	49,999	Aug-16	MR
Hafnia Despina	115,000	Jan-19	LR2	Hafnia Henriette	49,999	Jun-16	MR

1 50% owned through the Vista Shipping Joint Venture
2 Time chartered in vessel

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 15: Fleet list CONTINUED

Vessel	DWT	Year Built	Type
Hafnia Kirsten	49,999	Jan-17	MR
Hafnia Lene	49,999	Jul-15	MR
Hafnia Leo	52,340	Nov-13	MR
Hafnia Libra	52,384	May-13	MR
Hafnia Lise	49,999	Sep-16	MR
Hafnia Lotte	49,999	Jan-17	MR
Hafnia Lupus	52,550	Apr-12	MR
Hafnia Mikala	49,999	May-17	MR
Hafnia Nordica	49,994	Mar-10	MR
Hafnia Phoenix	52,340	Jul-13	MR
Hafnia Taurus	50,385	Jun-11	MR
Hafnia Andrea	49,999	Jun-15	MR
Hafnia Caterina	49,999	Aug-15	MR
Orient Challenge[1]	49,972	Jun-17	MR
Orient Innovation[1]	49,972	Jul-17	MR
Yellow Stars[2]	49,999	Jul-21	MR
PS Stars[2]	49,999	Jan-22	MR
Hafnia Almandine	38,506	Feb-15	IMO II – Handy
Hafnia Amber	38,506	Feb-15	IMO II – Handy
Hafnia Amethyst	38,506	Mar-15	IMO II – Handy
Hafnia Ametrine	38,506	Apr-15	IMO II – Handy
Hafnia Aventurine	38,506	Apr-15	IMO II – Handy
Hafnia Andesine	38,506	May-15	IMO II – Handy
Hafnia Aronaldo	38,506	Jun-15	IMO II – Handy
Hafnia Aquamarine	38,506	Jun-15	IMO II – Handy
Hafnia Axinite	38,506	Jul-15	IMO II – Handy
Hafnia Amessi	38,506	Jul-15	IMO II – Handy
Hafnia Azotic	38,506	Sep-15	IMO II – Handy
Hafnia Amazonite	38,506	May-15	IMO II – Handy
Hafnia Ammolite	38,506	Aug-15	IMO II – Handy
Hafnia Adamite	38,506	Sep-15	IMO II – Handy
Hafnia Aragonite	38,506	Oct-15	IMO II – Handy
Hafnia Azurite	38,506	Aug-15	IMO II – Handy
Hafnia Alabaster	38,506	Nov-15	IMO II – Handy
Hafnia Achroite	38,506	Jan-16	IMO II – Handy
Hafnia Turquoise	49,000	Apr-16	IMO II – MR
Hafnia Topaz	49,000	Jul-16	IMO II – MR
Hafnia Tourmaline	49,000	Oct-16	IMO II – MR
Hafnia Tanzanite	49,000	Nov-16	IMO II – MR
Hafnia Viridian	49,000	Dec-15	IMO II – MR
Hafnia Violette	49,000	Mar-16	IMO II – MR
Hafnia Atlantic	49,614	Dec-17	IMO II – MR
Hafnia Pacific	49,868	Dec-17	IMO II – MR
Hafnia Valentino	49,126	May-15	IMO II – MR

1 Time chartered in vessel
2 50% owned through the H&A Shipping Joint Venture

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 16: Non-IFRS measures

Throughout this Interim Financial Information Q4 and Full Year 2024, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 31 December 2024 and 31 December 2023.

	For the 3 months ended 31 December 2024 USD’000	For the 3 months ended 31 December 2023 USD’000	For the 12 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2023 USD’000
Profit for the financial period	79,632	176,435	774,035	793,275
Income tax (benefit)/expense	(61)	1,883	4,418	6,251
Depreciation charge of property, plant and equipment	52,404	53,386	214,308	209,727
Amortisation charge of intangible assets	108	324	803	1,300
(Gain)/loss on disposal of assets	(12,999)	295	(28,520)	(56,087)
Share of profit of equity-accounted investees, net of tax	(601)	(4,875)	(20,515)	(19,073)
Interest income	(4,578)	(3,143)	(16,317)	(17,629)
Interest expense	13,645	3,600	52,375	77,385
Capitalised financing fees written off	–	5,894	2,069	5,894
Other finance expense	3,619	733	9,662	11,845
Adjusted EBITDA	131,169	234,532	992,318	1,012,888

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q4 AND FULL YEAR-2024
Note 16: Non-IFRS measures CONTINUED

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 December 2024	For the 3 months ended 31 December 2023	For the 12 months ended 31 December 2024	For the 12 months ended 31 December 2023
Revenue (Hafnia Vessels and TC Vessels)	352,817	472,007	1,935,596	1,915,472
Revenue (External Vessels in Disponent-Owner Pools)	180,044	231,432	933,051	756,234
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(119,257)	(142,200)	(544,317)	(548,865)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(83,995)	(80,482)	(332,802)	(279,749)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(96,049)	(150,950)	(600,249)	(476,485)
TCE income	233,560	329,807	1,391,279	1,366,607
Operating days	10,293	10,732	42,160	42,276
TCE income per operating day	22,692	30,731	33,000	32,326

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 December 2024	For the 3 months ended 31 December 2023	For the 12 months ended 31 December 2024	For the 12 months ended 31 December 2023
Revenue (Hafnia Vessels and TC Vessels)	352,817	472,007	1,935,596	1,915,472
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(119,257)	(142,200)	(544,317)	(548,865)
TCE income	233,560	329,807	1,391,279	1,366,607
Operating days	10,293	10,732	42,160	42,276
TCE income per operating day	22,692	30,731	33,000	32,326

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.